DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

November 10, 2011

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Dividend Capital Total Realty Trust Inc. Amendment No. 1 to Schedule TO Filed November 3, 2011 File No.: 005-85609

Dear Ms. Duru:

We have received your comment letter dated November 8, 2011 (the “Comment Letter”) in connection with your review of Amendment No. 1 to the Dividend Capital Total Realty Trust Inc. (the “Company”) Tender Offer Statement on Schedule TO filed on November 3, 2011.

This letter is submitted on behalf of the Company in response to your Comment Letter. The response to the Comment Letter is set forth below. For your convenience, your comment has been reproduced below, together with our response.

General

1.	We note your response to prior comment 1 and the revised disclosure. Please confirm supplementally that any purchases the filing person makes pursuant to its redemption program after the expiration of the offer will be made in compliance with Exchange Act Rule 13e-4(f)(6).

Response: We confirm that any purchases the filing person makes pursuant to its redemption program after the expiration of the offer will be made in compliance with Exchange Act Rule 13e-4(f)(6).

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

November 10, 2011

Page Two

Thank you very much for your attention to this matter. We hope that the foregoing response addresses the issue raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Joshua J. Widoff, Esquire